Exhibit 26

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

July 1, 2016

To All Shareholders

Norio Sako Representative Director and President UNY Group Holdings Co., Ltd. 1, Amaikegotanda-cho, Inazawa, Aichi, Japan

Notice Regarding Extraordinary Loss

UNY Group Holdings Co., Ltd. (“UNY Group Holdings”) announced that it will record an extraordinary loss for the first quarter of the fiscal year ending February 28, 2017 as follows.

1.	Details of the Extraordinary Loss

In connection with reduced profitability for certain stores owned by Circle K Sunkus Co., Ltd. (“CKS”), a wholly owned subsidiary of UNY Group Holdings, and with fixed assets that will not be used due to the integration of store systems following the management integration with FamilyMart Co., Ltd. (“FamilyMart”), CKS recorded an impairment loss of ¥16,961 million based on the “Accounting Standard for Impairment of Fixed Assets.”

The total impairment loss for the first quarter of the fiscal year ending February 28, 2017 of UNY Group Holdings (including CKS) is ¥17,104 million.

2.	Impact on Future Outlook

Due to the scheduled merger with FamilyMart on September 1, 2016, we will only disclose the consolidated future outlook for the first half of the year ending February 28, 2017. Moreover, since it is difficult to calculate the future outlook at the current time, UNY Group Holdings has decided to withdraw its consolidated future outlook for the profit (loss) attributable to owners of parent for the first half of the year ending February 28, 2017. The outlook will be provided as soon as it is determined. For further details on the withdrawal of our consolidated future outlook, please refer to “Notice Regarding Extraordinary Loss and Adjustment to Future Outlook” announced on May 26, 2016.